


02011857

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2002

MAGIC SOFTWARE ENTERPRISES LTD.
(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

1069044.3

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated January 21, 2002.

Item 1

Contact:
David Leichner
VP, Worldwide Marketing
Magic Software Enterprises
+972-3-5389338
davidl@magicsoftware.com

Magic Software Ramps Up Its Participation In The Cargo Industry With Prestigious Event In The UK

Receives Corporate Membership In Two Leading Cargo Industry Associations

IRVINE, CA (January 21, 2002) – Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art application development and deployment technology announced today a new initiative to promote its comprehensive air cargo management system, Magic eCargo ™. The initiative will commence with a prestigious event to be hosted by Magic Software Enterprises and Menzies World Cargo on the 22nd of January 2002, at The Wentworth Golf Club, in the UK. This event will be attended by some of Europe's leading airlines and cargo handlers and will include keynote speeches from Menzies World Cargo Managing Director, Des Vertannes and Magic Chairman, David Assia.

In addition, Magic is ramping up its participation in the cargo industry associations. Magic has been accepted as a Corporate Member in two of the of the key trade associations connected with the cargo industry - The International Air Cargo Association (TIACA) and The International Cargo Handling Co-ordination Association (ICHCA). These memberships will provide Magic with access to leading decision-makers, market information and business opportunities within the cargo handling industry. They will also serve to enhance Magic's recognition as a key player in providing application development technology and business solutions to the international air cargo industry.

Designed expressly for the cargo industry, Magic eCargo is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs (http://www.magicsoftware.com/ecargo/). Operating in an open platform architecture, Magic eCargo can be deployed on virtually any operating platform and can be rapidly integrated with existing applications. Magic eCargo handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance DCS interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of charging, collecting fees and invoicing.

"In the current economic climate, increasing return on investment, productivity and efficiency in a cost-effective manner is critical for the air-cargo industry," said Menachem Hasfari, chief executive officer of Magic Software Enterprises. "Magic eCargo provides a proven solution for airlines and cargo handlers. It enables companies to take advantage of the latest technology and more effectively manage and control all aspects of their cargo operations while leveraging the most from their legacy systems."

Some of the leading companies in the cargo handling industry in Europe are using Magic eCargo to handle their cargo operations, including CargoGate at the Munich Airport and Menzies World Cargo in the UK. In Novemeber 2001, Magic Software Enterprises announced a contract valued at more than $3.5 million with Menzies World Cargo, the UK's fastest growing independent cargo handling company.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Systems (Nasdaq: FORTY) group, develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

Formula Systems is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)

By /s/ Menachem Hasfari
Menachem Hasfari
Chief Executive Officer

Date: January 23, 2002